**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
**January 7, 2010**

**ORDER GRANTING CONFIDENTIAL TREATMENT**
**UNDER THE SECURITIES EXCHANGE ACT OF 1934**

**Targeted Genetics Corporation**

**File No. 000-23930  -  CF#24419**

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Targeted Genetics Corporation submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from Exhibit 10.4 to its Form 10-Q filed on November 16, 2009, as amended with fewer redactions and filed as Exhibit 2.1 to its Form 10-Q/A filed on December 16, 2009.

Based on representations by Targeted Genetics Corporation that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it.  Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 2.1 to Form 10-Q/A          through December 16, 2014

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Christian Windsor
Special Counsel